SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (AMENDMENT NO. 1)*

                        SHELLS SEAFOOD RESTAURANTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   822809 109
                        --------------------------------
                                 (CUSIP Number)

                               Kenneth Koch, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                                Chrysler Center
                                666 Third Avenue
                            New York, New York 10017
                                 (212) 935-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 23, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        GCM Shells Seafood Partners, LLC

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                1,068,964
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,068,964
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,068,964
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.62%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          OO
================================================================================

                               Page 2 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Galloway Capital Management, LLC

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                668,103
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         668,103
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          668,103
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.51%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          OO
================================================================================

                               Page 3 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Bruce Galloway

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES               281,000
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                1,737,067
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH                281,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,737,067
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,018,067
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.49%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          IN
================================================================================

                               Page 4 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Gary Herman

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                1,737,067
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,737,067
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,737,067
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27.11%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          IN
================================================================================

                               Page 5 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Trinad Capital, L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                1,603,445
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,603,445
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,603,445
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.55%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          PN
================================================================================

                               Page 6 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Trinad Advisors GP, LLC

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                1,603,445
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,603,445
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,603,445
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.55%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          OO
================================================================================

                               Page 7 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Robert Ellin

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                1,603,445
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,603,445
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,603,445
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.55%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          IN
================================================================================

                               Page 8 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Irwin Gross

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                1,603,445
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,603,445
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,603,445
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.55%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          IN
================================================================================

                               Page 9 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Jay Wolf

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                1,603,445
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         1,603,445
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,603,445
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.55%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          IN
================================================================================

                              Page 10 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Atlantis Equities, Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                668,103
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         668,103
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          668,103
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.51%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          CO
================================================================================

                              Page 11 of 23 pages

  ==================================  13D
    CUSIP NO.  822809 109

  ==================================

================================================================================
  1     NAMES OF REPORTING PERSONS
        Nancy Ellin

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
================================================================================
   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY        8     SHARED VOTING POWER
     EACH                668,103
  REPORTING    -----------------------------------------------------------------
    PERSON         9     SOLE DISPOSITIVE POWER
     WITH
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         668,103
================================================================================
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          668,103
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.51%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          IN
================================================================================

                              Page 12 of 23 pages

Item 1.     Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 16313 North Dale Mabry Highway, Suite 100, Tampa, FL 33618.

The Reporting Persons (as defined below) hereby amend the statement on Schedule 13D filed with the SEC on June 1, 2004 relating to the shares of Common Stock as set forth below.

Item 2.     Identity and Background

This statement is being filed jointly by GCM Shells Seafood Partners, LLC, a Delaware limited liability company ("GCM"), Galloway Capital Management, LLC, a Delaware limited liability company ("Galloway Capital"), Mr. Bruce Galloway, Mr. Gary Herman, Trinad Capital, L.P., a Delaware limited partnership ("Trinad Capital"), Trinad Advisors GP, LLC, a Delaware limited liability company ("Trinad Advisors"), Mr. Robert Ellin, Mr. Irwin Gross, Mr. Jay Wolf, Atlantis Equities, Inc., a New York corporation ("Atlantis"), and Mrs. Nancy Ellin (collectively, the "Reporting Persons").

GCM is a newly-formed entity, of which Messrs. Galloway and Herman are the managing members. Galloway Capital is a money management firm, of which Messrs. Galloway and Herman are the managing members. Each of Messrs. Galloway and Herman is an individual investor and a citizen of the United States. The address of the principal business office of each of GCM, Galloway Capital and Messrs. Galloway and Herman is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor, New York, NY 10019.

Trinad  Capital is a hedge fund  dedicated to investing in micro-cap  companies.
Trinad Advisors is principally engaged in serving as the general partner of Trinad Capital. The present principal employment of each of Messrs. Ellin, Gross and Wolf is serving as a managing member of Trinad Advisors. Each of Messrs. Ellin and Gross is (i) the holder of 40% of the membership interests in Trinad Advisors and (ii) the holder of approximately 14% of the partnership interests in Trinad Capital. Mr. Wolf is (i) the holder of 20% of the membership interests in Trinad Advisors and (ii) the holder of approximately 1% of the partnership interests in Trinad Capital. Atlantis is a merchant banking firm. Nancy Ellin is the sole officer and director and the sole shareholder of Atlantis, and her present principal occupation is serving as such. Nancy Ellin and each of Messrs. Ellin, Gross and Wolf is a citizen of the United States. The address of the principal business office of each of Trinad Capital, Trinad Advisors, Robert Ellin, Irwin Gross, Jay Wolf, Atlantis and Nancy Ellin is c/o Trinad Capital L.P., 153 East 53rd St., 48th Floor, New York, NY 10022.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 13 of 23 pages

The Reporting Persons are filing this joint statement on Schedule 13D because such Reporting Persons may be deemed to be members of a "group" for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that: (i) Messrs. Galloway and Herman acknowledge indirect beneficial ownership of the Common Stock owned by GCM and Galloway Capital; (ii) Trinad Advisors and Messrs. Ellin, Gross and Wolf acknowledge indirect beneficial ownership of the Common Stock owned by Trinad Capital; and (iii) Nancy Ellin acknowledges indirect beneficial ownership of the Common Stock owned by Atlantis. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

Item 3.     Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, GCM and Trinad Capital entered into the Purchase Agreement (as such term is defined in Item 4) with respect to the transactions contemplated thereby. The funds for the purchase of the SIP Note (as such term is defined in Item 4) and the SIP Warrants (as such term is defined in Item 4) were obtained from the contributions of GCM's members and Trinad Capital's limited partners, respectively.

Item 4.     Purpose of Transaction

GCM, Galloway Capital, Trinad Capital and Atlantis acquired the SIP Note and SIP Warrants pursuant to the terms of the Purchase Agreement. Each of the Reporting Persons consider the securities that it beneficially owns as an investment made in the ordinary course of its business. Each of the Reporting Persons intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional securities or dispose of securities in the open market, in privately negotiated transactions or in any other lawful manner. The Reporting Persons believe that the Issuer is in need of additional financing and intend to seek additional financing for the Issuer. Such additional financing may be in the form of equity or debt and may affect the capital structure of the Issuer. There is no assurance that such additional financing can be obtained on terms acceptable to the Issuer.

On June 23, 2004, GCM and Trinad Capital entered into a securities purchase agreement (the "Purchase Agreement") with Shells Investment Partners, LLC ("SIP"), pursuant to which, among other things, SIP sold to GCM and Trinad Capital for $1,000,000: (i) a 15% senior secured promissory note of the Issuer due January 31, 2005 in the principal amount of $1,000,000 (the "SIP Note"); and
(ii) detachable warrants exercisable into an aggregate of 4,008,615 shares of Common Stock, with an exercise price of $0.16 per share (the "SIP Warrants"). The SIP Warrants are immediately exercisable and expire on January 31, 2005.

In connection with the closing of the present transaction, the SIP Note and the SIP Warrants were surrendered to the Issuer for cancellation. In exchange for the SIP Note, the Issuer issued to Trinad Capital and GCM promissory notes in

                              Page 14 of 23 pages
the same form as the SIP Note: (i) Trinad Capital's note in the principal amount of $600,000 (the "Trinad Note"); and (ii) GCM's note in the principal amount of $400,000 (the "GCM Note"). In exchange for the SIP Warrants, the Issuer issued to Trinad Capital, Atlantis, GCM and Galloway Capital warrants in the same form as the SIP Warrants: (i) Trinad Capital's warrant for 1,603,445 shares of Common Stock (the "Trinad Warrant"); (ii) Atlantis' warrant for 668,103 shares of Common Stock (the "Atlantis Warrant"); (iii) GCM's warrant for 1,068,964 shares of Common Stock (the "GCM Warrant"); and (iv) Galloway Capital's warrant for 668,103 shares of Common Stock (the "Galloway Capital Warrant").

The SIP Note and the SIP Warrants were originally acquired by SIP on January 31, 2002 in a private financing transaction with the Issuer (the "Original Financing"). In connection with the closing of the present transaction, SIP transferred to GCM and Trinad Capital all of SIP's rights under each of the investment documents that were executed in connection with the Original Financing, including the following: (i) the Securities Purchase Agreement dated January 31, 2002, among the Issuer, SIP and the other parties thereto (the "SPA"); (ii) the Security Agreement dated January 31, 2002, among the Issuer, SIP and the other parties thereto (the "Security Agreement"); and (iii) the Investors Rights Agreement dated January 31, 2002, among the Issuer, SIP and the other parties thereto (the "Investors Rights Agreement"). Some warrants to purchase additional shares of Common Stock, which also were acquired by SIP in connection with the Original Financing, are being retained by SIP.

As SIP's successor under the Investor Rights Agreement, GCM and Trinad Capital are collectively entitled to nominate three individuals to serve on the Issuer's board of directors. In connection with the closing of the present transaction:
(i) J. Steven Gardner, John N. Giordano, and Thomas R. Newkirk, designees of SIP, resigned as members of the Issuer's board of directors; and (ii) Messrs. Robert Ellin, Jay Wolf and Gary Herman, designees of GCM and Trinad Capital, were appointed as members of the Issuer's board of directors.

Copies of the Purchase Agreement, the GCM Note, the Trinad Note, the Galloway Capital Warrant, the GCM Warrant, the Trinad Warrant, the Atlantis Warrant, the SPA, the Security Agreement and the Investor Rights Agreement are filed herewith as Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10, respectively, and incorporated herein by reference, and the descriptions herein of the Purchase Agreement, the GCM Note, the Trinad Note, the Galloway Capital Warrant, the GCM Warrant, the Trinad Warrant, the Atlantis Warrant, the SPA, the Security Agreement and the Investor Rights Agreement are qualified in their entirety by reference to the Purchase Agreement, the GCM Note, the Trinad Note, the Galloway Capital Warrant, the GCM Warrant, the Trinad Warrant, the Atlantis Warrant, the SPA, the Security Agreement and the Investor Rights Agreement.

Except as described herein, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

                              Page 15 of 23 pages

Item 5.     Interest in Securities of the Issuer

(a) and (b)

GCM, Bruce Galloway (as managing member of GCM) and Gary Herman (as managing member of GCM) are deemed to beneficially own an aggregate of 1,068,964 shares of Common Stock that may be acquired by GCM upon exercise of the GCM Warrant, representing approximately 18.62% of the 4,671,375 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2004 (the "Outstanding Shares") (assuming the issuance of 1,068,964 shares of Common Stock upon exercise of the GCM Warrant). GCM is the direct beneficial owner, and Messrs. Galloway and Herman (as managing members of GCM) are deemed to be the indirect beneficial owners, of the 1,068,964 shares of Common Stock. Messrs. Galloway and Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by GCM (except for the indirect pecuniary interest of Messrs. Galloway and Herman arising therein). GCM and Messrs. Galloway and Herman have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Galloway Capital, Bruce Galloway (as managing member of Galloway Capital) and Gary Herman (as managing member of Galloway Capital) are deemed to beneficially own an aggregate of 668,103 shares of Common Stock that may be acquired by
Galloway Capital upon exercise of the Galloway Capital Warrant, representing approximately 12.51% of the Outstanding Shares (assuming the issuance of 668,103 shares of Common Stock upon exercise of the Galloway Capital Warrant). Galloway Capital is the direct beneficial owner, and Messrs. Galloway and Herman (as managing members of Galloway Capital) are deemed to be the indirect beneficial owners, of the 668,103 shares of Common Stock. Messrs. Galloway and Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Galloway Capital (except for the indirect pecuniary interest of Messrs. Galloway and Herman arising therein). Galloway Capital and Messrs. Galloway and Herman have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Bruce Galloway is deemed to be the direct beneficial owner of 281,000 shares of Common Stock, representing approximately 6.02% of the Outstanding Shares. Bruce Galloway has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock.

The 2,018,067 shares of Common Stock of which Bruce Galloway is deemed to be the direct and indirect beneficial owner (consisting of 281,000 shares of Common Stock owned directly, 1,068,964 shares of Common Stock underlying the GCM Warrant and 668,103 shares of Common Stock underlying the Galloway Capital Warrant) represent approximately 31.49% of the Outstanding Shares (assuming the issuance of 1,068,964 shares of Common Stock upon exercise of the GCM Warrant and 668,103 shares of Common Stock upon exercise of the Galloway Capital Warrant).

The 1,737,067 shares of Common Stock of which Gary Herman is deemed to be the indirect beneficial owner (consisting of 1,068,964 shares of Common Stock underlying the GCM Warrant and 668,103 shares of Common Stock underlying the Galloway Capital Warrant) represent approximately 27.11% of the Outstanding

                              Page 16 of 23 pages

Shares (assuming the issuance of 1,068,964 shares of Common Stock upon exercise of the GCM Warrant and 668,103 shares of Common Stock upon exercise of the Galloway Capital Warrant).

Trinad Capital, Trinad Advisors (as the general partner of Trinad Capital), Robert Ellin (as managing member of Trinad Advisors), Irwin Gross (as managing member of Trinad Advisors) and Jay Wolf (as managing member of Trinad Advisors) are deemed to beneficially own an aggregate of 1,603,445 shares of Common Stock that may be acquired by Trinad Capital upon exercise of the Trinad Warrant, representing approximately 25.55% of the Outstanding Shares (assuming the issuance of 1,603,445 shares of Common Stock upon exercise of the Trinad Warrant). Trinad Capital is the direct beneficial owner, and Trinad Advisors (as the general partner of Trinad Capital) and Messrs. Ellin, Gross and Wolf (as managing members of Trinad Capital) are deemed to be the indirect beneficial owners, of the 1,603,445 shares of Common Stock. Trinad Advisors and Messrs. Ellin, Gross and Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital (except for the indirect pecuniary interest of Trinad Advisors and Messrs. Ellin, Gross and Wolf arising therein). Trinad Capital, Trinad Advisors and Messrs. Ellin, Gross and Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Atlantis and Nancy Ellin (as the sole shareholder of Atlantis) are deemed to beneficially own an aggregate of 668,103 shares of Common Stock that may be acquired by Atlantis upon exercise of the Atlantis Warrant, representing approximately 12.51% of the Outstanding Shares (assuming the issuance of 668,103 shares of Common Stock upon exercise of the Atlantis Warrant). Atlantis is the direct beneficial owner, and Nancy Ellin (as the sole shareholder of Atlantis) is deemed to be the indirect beneficial owner, of the 668,103 shares of Common Stock. Atlantis and Mrs. Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c) Except as otherwise stated herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Purchase Agreement, the GCM Note, the Trinad Note, the Galloway Capital Warrant, the GCM Warrant, the Trinad Warrant, the Atlantis Warrant, the SPA, the Security Agreement and the Investor Rights Agreement described in Item 4, which are filed herewith as Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10, respectively, and are incorporated herein by reference, and the descriptions herein of the Purchase Agreement, the GCM Note, the Trinad Note, the Galloway Capital Warrant, the GCM Warrant, the Trinad Warrant, the Atlantis Warrant, the SPA, the Security Agreement and the Investor Rights Agreement are qualified in their entirety by reference to the Purchase Agreement, the GCM Note, the Trinad Note, the Galloway Capital Warrant, the GCM Warrant, the Trinad Warrant, the Atlantis Warrant, the SPA, the Security Agreement and the Investor Rights Agreement.

                              Page 17 of 23 pages

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

Exhibit 1   Securities Purchase Agreement (incorporated by reference to Exhibit
            10.01 to the Issuer's Form 8-K, filed with the SEC on June 25,
            2004).

Exhibit 2   $400,000 Promissory Note issued to GCM (incorporated by reference to
            Exhibit 10.02 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 3 $600,000 Promissory Note issued to Trinad Capital (incorporated by reference to Exhibit 10.03 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 4 Warrant for 668,103 shares of Common Stock issued to Galloway Capital (incorporated by reference to Exhibit 10.04 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 5 Warrant for 1,068,964 shares of Common Stock issued to GCM (incorporated by reference to Exhibit 10.05 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 6 Warrant for 1,603,445 shares of Common Stock issued to Trinad Capital (incorporated by reference to Exhibit 10.06 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 7 Warrant for 668,103 shares of Common Stock issued to Atlantis Equities, Inc. (incorporated by reference to Exhibit 10.07 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 8 Securities Purchase Agreement dated January 31, 2002 (incorporated by reference to Exhibit 10.56 to the Issuer's Form 8-K, filed with the SEC on February 27, 2002).

Exhibit 9 Security Agreement dated January 31, 2002 (incorporated by reference to Exhibit 10.57 to the Issuer's Form 8-K, filed with the SEC on February 27, 2002).

Exhibit 10 Investors Rights Agreement dated January 31, 2002 (incorporated by reference to Exhibit 10.58 to the Issuer's Form 8-K, filed with the SEC on February 27, 2002).

Exhibit 11 Joint Filing Agreement of the Reporting Persons pursuant to Rule 13d-1(k).

                              Page 18 of 23 pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2004


GCM SHELLS SEAFOOD PARTNERS, LLC

By: /s/ Gary Herman
---------------------------------
Name: Gary Herman
Title: Managing Member



GALLOWAY CAPITAL MANAGEMENT, LLC

By: /s/ Gary Herman
---------------------------------
Name: Gary Herman
Title: Managing Member



/s/ Bruce Galloway
---------------------------------
BRUCE GALLOWAY



/s/ Gary Herman
---------------------------------
GARY HERMAN

                              Page 19 of 23 pages

TRINAD CAPITAL, L.P.
By: Trinad Advisors GP, LLC

By: /s/ Robert Ellin
---------------------------------
Name: Robert Ellin
Title: Managing Member



TRINAD ADVISORS GP, LLC

By: /s/ Robert Ellin
---------------------------------
Name: Robert Ellin
Title: Managing Member



/s/ Robert Ellin
---------------------------------
ROBERT ELLIN



/s/ Irwin Gross
---------------------------------
IRWIN GROSS



/s/ Jay Wolf
---------------------------------
JAY WOLF



ATLANTIS EQUITIES, INC.

By: /s/ Robert Ellin
---------------------------------
Name: Robert Ellin
Title: President



/s/ Nancy Ellin
---------------------------------
NANCY ELLIN

                              Page 20 of 23 pages

                                 INDEX TO EXHIBITS

Exhibit     Description
-------     -----------

Exhibit 1   Securities  Purchase  Agreement  (incorporated  by  reference  to
            Exhibit 10.01 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 2 $400,000 Promissory Note issued to GCM (incorporated by reference to Exhibit 10.02 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 3 $600,000 Promissory Note issued to Trinad Capital (incorporated by reference to Exhibit 10.03 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 4 Warrant for 668,103 shares of Common Stock issued to Galloway Capital (incorporated by reference to Exhibit 10.04 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 5 Warrant for 1,068,964 shares of Common Stock issued to GCM (incorporated by reference to Exhibit 10.05 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 6 Warrant for 1,603,445 shares of Common Stock issued to Trinad Capital (incorporated by reference to Exhibit 10.06 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 7 Warrant for 668,103 shares of Common Stock issued to Atlantis Equities, Inc. (incorporated by reference to Exhibit 10.07 to the Issuer's Form 8-K, filed with the SEC on June 25, 2004).

Exhibit 8 Securities Purchase Agreement dated January 31, 2002 (incorporated by reference to Exhibit 10.56 to the Issuer's Form 8-K, filed with the SEC on February 27, 2002).

Exhibit 9 Security Agreement dated January 31, 2002 (incorporated by reference to Exhibit 10.57 to the Issuer's Form 8-K, filed with the SEC on February 27, 2002).

Exhibit 10 Investors Rights Agreement dated January 31, 2002 (incorporated by reference to Exhibit 10.58 to the Issuer's Form 8-K, filed with the SEC on February 27, 2002).

Exhibit 11 Joint Filing Agreement of the Reporting Persons pursuant to Rule 13d-1(k).

                              Page 21 of 23 pages

                                                                      EXHIBIT 11
                                                                      ----------

                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock, par value $.01 per share, of Shells Seafood Restaurants, Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

Dated:  June 25,  2004


GCM SHELLS SEAFOOD PARTNERS, LLC

By: /s/ Bruce Galloway
------------------------------------------
Name: Bruce Galloway
Title: Managing Member



GALLOWAY CAPITAL MANAGEMENT, LLC

By: /s/ Bruce Galloway
------------------------------------------
Name: Bruce Galloway
Title: Managing Member



/s/ Bruce Galloway
------------------------------------------
BRUCE GALLOWAY



/s/ Gary Herman
------------------------------------------
GARY HERMAN

                              Page 22 of 23 pages

TRINAD CAPITAL, L.P.
By: Trinad Advisors GP, LLC

By: /s/ Robert Ellin
------------------------------------------
Name: Robert Ellin
Title: Managing Member



TRINAD ADVISORS GP, LLC

By: /s/ Robert Ellin
------------------------------------------
Name: Robert Ellin
Title: Managing Member



/s/ Robert Ellin
------------------------------------------
ROBERT ELLIN



/s/ Irwin Gross
------------------------------------------
IRWIN GROSS



/s/ Jay Wolf
------------------------------------------
JAY WOLF



ATLANTIS EQUITIES, INC.

By: /s/ Robert Ellin
------------------------------------------
Name: Robert Ellin
Title: President



/s/ Nancy Ellin
------------------------------------------
NANCY ELLIN

                              Page 23 of 23 pages